UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated November 30, 2011, announcing the Company's financial results for the three and nine months ended September 30, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: December 9, 2011	By	/s/ Georgina Sousa
Georgina Sousa
Secretary

Exhibit 99.1

Seadrill Limited (SDRL) - Third quarter and nine months 2011 results

Highlights
•	Seadrill generates third quarter 2011 EBITDA*) of US$612 million
•	Seadrill reports third quarter 2011 net income of US$58 million and earnings per share of US$0.07
•	Seadrill resolves quarterly cash dividend per share of US$0.76
•	Seadrill completes the divestment of the jack-up rig West Juno and records a US$23 million gain on sale
•	Seadrill secures two three-year contracts for two jack-ups with a revenue potential of US$348 million
•	Seadrill secures a four-year contract with a revenue potential of US$787 million for the ultra-deepwater semi-submersible rig West Hercules
•	Seadrill acquires a 33.75 percent ownership stake in Asia Offshore Drilling Ltd through a private placement
•	Seadrill participates in two private placements in Archer Limited and increases its ownership to 39.9 percent

Subsequent events
•	Seadrill secures contracts with a total revenue potential of US$1.6 billion for the ultra-deepwater rigs West Capricorn, West Leo and West Aquarius
•	Seadrill secures contracts with a total revenue potential of US$115 million for the jack-up rigs West Ariel, West Callisto and West Prospero
•	Seadrill raises US$950 million in debt through two new secured credit facilities

*) EBITDA is defined as earnings before interest, depreciation and amortization equal to operating profit plus depreciation and amortization.

Condensed consolidated income statements
Third quarter results
Consolidated revenues for the third quarter of 2011 amounted to US$1,029 million as compared to US$995 million in the second quarter.

Operating profit for the quarter was US$480 million, up from US$430 million in the preceding quarter. The improvement is related to an increase in the number of units in operation and sale of the jack-up rig West Juno.

Net financial items for the quarter showed a loss of US$372 million compared to a gain of US$264 million in the previous quarter. The adverse contribution is mainly related to a loss of US$330 million on derivative financial instruments for the quarter whereas the second quarter had a gain of US$416 million on realization of holdings in the former offshore drilling company Pride International Inc offset by a loss on derivative financial instruments of US$90 million.

Income taxes for the third quarter were US$50 million in line with previous quarter.

Net income for the quarter was US$58 million and basic earnings per share of US$0.07.

Balance sheet
As of September 30, 2001, total assets amounted to US$18,321 million, an increase of US$198 million compared to June 30, 2011.

Total current assets decreased from US$1,965 million to US$1,883 million over the course of the quarter primarily related to a reduction in accounts receivables.

Total non-current assets increased from US$16,158 million to US$16,438 million mainly due to installments paid on newbuilds as well as further investments in associated companies.

Total current liabilities increased from US$2,066 million to US$2,459 million.

Long-term interest bearing debt increased from US$8,264 million to US$8,378 million over the course of the quarter and net interest bearing debt increased from $8,711 million to US$8,879 million.

Total equity decreased from US$7,077 million to US$6,772 million as of September 30, 2011. The decrease is mainly related to dividends paid during the quarter.

Cash flow
As of September 30, 2011, cash and cash equivalents amounted to US$464 million, which corresponds to a decrease of US$24 million as compared to the previous quarter. Net cash from operating activities for the period was US$627 million whereas net cash used in investing activities for the same period amounted to US$505 million, primarily related to payment of yard installments on new rigs and investments in associated companies. Net cash used in financing activities was US$146 million mainly due to payment of cash dividend of US$351 million, partly offset by proceeds from debt.

Outstanding shares
As of September 30, 2011, the issued common shares in Seadrill Limited totaled 467,099,774 adjusted for our holding of 2,151,159 treasury shares. In addition, there were 4.3 million options outstanding under various share incentive programs for management, out of which approximately 1.7 million are vested and exercisable.

The Board has approved new share incentive programs reserving 1.7 million shares for allocation to senior management. As such, the number of shares outstanding under various share incentive programs may increase to 6 million shares. The new program is for five years with ¼ vesting after 18, 36, 48 and 60 months. The strike price for the new incentive scheme will be the average volume weighted share price for the next three trading days on the Oslo Stock Exchange. The primary insiders, Alf C Thorkildsen, Per Wullf and Esa Ikäheimonen, will be grated 100,000, 60,000 and 60,000 share options respectively under the new incentive program.

Operations
Offshore drilling units
Seadrill had 44 offshore drilling units in operation during the third quarter (including five tender rigs owned by Varia Perdana) in North Europe, US Gulf of Mexico, Mexico, South Americas, West Africa, Middle East and Southeast Asia.

For our floaters (drillships and semi-submersible rigs) the economical utilization rate in the third quarter averaged 97 percent inline with the second quarter. For our jack-up rigs, the economical utilization in the third quarter was 91 percent compared to 89 percent in the second quarter as Offshore Resolute was in transit to its next drilling assignment and West Cressida had a yard-stay to repair one of its legs. For our tender rigs, the average economic utilization for the third quarter increased to 94 percent compared to 88 percent in the second quarter as West Menang commenced operations in August after completing a mandatory survey and upgrade partly paid for by the customer

Table 1.0 Contract status offshore drilling units

Unit	Current client	Area of location	Contract start	Contract expiry
Semi-submersible rigs
West Alpha **	BG Consortium	Norway	May 2009	Aug 2013
West Aquarius	ExxonMobil	Southeast Asia/China	Feb 2009	Jun 2015
West Capricorn (NB*)	TBA	Singapore – Jurong Shipyard	May 2012	May 2017
West Eminence	Petrobras	Brazil	Jul 2009	Jul 2015
West Hercules	Husky	China	Nov 2008	Sep 2016
West Leo (NB*)	Tullow Oil	Singapore – Jurong Shipyard	Apr 2012	Apr 2013
West Orion	Petrobras	Brazil	Jul 2010	Jul 2016
West Pegasus	PEMEX	Mexico	Aug 2011	Aug 2016
West Phoenix **	Total	Norway	Jan 2009	Dec 2014
West Sirius	BP	USA	Jul 2008	Jul 2014
West Taurus	Petrobras	Brazil	Feb 2009	Feb 2015
West Venture **	Statoil	Norway	Aug 2010	Jul 2015

Drillships
West Capella	Total	Nigeria	Apr 2009	Apr 2014
West Gemini	Total	Angola	Sep 2010	Sep 2012
West Navigator **	Shell	Norway	Jan 2009	Dec 2012
West Polaris	ExxonMobil	Nigeria	Oct 2008	Oct 2012
West Auriga (NB*)		South Korea – Samsung Shipyard
West Tellus (NB*)		South Korea – Samsung Shipyard
West Vela (NB*)		South Korea – Samsung Shipyard

HE Jack-up rigs
West Elara (NB*) **	Statoil	Norway	Nov 2011	Nov 2016
West Epsilon **	Statoil	Norway	Dec 2010	Dec 2014
West Linus (NB*) **	ConocoPhillips	Singapore – Jurong Shipyard	Jan 2014	Dec 2018

BE Jack-up rigs
Offshore Courageous	Shell	Malaysia	Jan 2009	Jan 2013
Offshore Defender	Petrobras	Brazil	Mar 2010	Apr 2012
Offshore Freedom	Odfjell	Saudi Arabia / Kuwait	Jun 2009	May 2013
Offshore Intrepid	Odfjell	Saudi Arabia / Kuwait	May 2009	Nov 2012
Offshore Mischief	Anadarko	Brazil	Jul 2010	Feb 2012
Offshore Resolute	Santos	Bangladesh	Aug 2011	Apr 2015
Offshore Vigilant	BHP Biliton	Trinidad & Tobago	Jun 2011	Feb 2012
West Ariel	VSP	Vietnam	Nov 2010	Dec 2012
West Callisto	Premier Oil	Indonesia	Aug 2010	May 2012
West Cressida	PTTEP	Thailand	Nov 2010	May 2014
West Janus ***		Singapore
West Leda	PTTEP	Thailand	Jun 2011	Feb 2012
West Prospero	VSP	Vietnam	Nov 2010	Dec 2012
West Triton	CPOC	Malaysia Thailand JDA	Dec 2010	Mar 2015
West Castor (NB*)		Singapore – Jurong Shipyard
West Tucana (NB*)		Singapore – Jurong Shipyard
West Telesto (NB*)		China – Dalian Shipyard
West Oberon (NB*)		China – Dalian Shipyard

Tender rigs
T4	Chevron	Thailand	Jul 2008	Jun 2013
T7	Chevron	Thailand	Nov 2006	Mar 2013
T11	Chevron	Thailand	May 2008	May 2013
T12	Chevron	Thailand	Apr 2011	Apr 2014
T15 (NB*)	Chevron	China – COSCO Shipyard	Mar 2013	Mar 2018
T16 (NB*)	Chevron	China – COSCO Shipyard	Jun 2013	Jun 2018

Unit	Current client	Area of location	Contract start	Contract expiry

T17 (NB*)		China – COSCO Shipyard
West Alliance	Shell	Malaysia	Jan 2010	Jan 2015
West Berani	ConocoPhillips	Indonesia	Jan 2009	Feb 2013
West Jaya (NB*)	BP	Trinidad & Tobago	Nov 2011	Nov 2013
West Esperanza (NB*)		Singapore - Keppel FELS
West Menang	Murphy	Malaysia	Aug 2011	Jan 2013
West Pelaut	Shell	Brunei	Apr 2009	Mar 2015
West Setia	Chevron	Angola	Aug 2009	Aug 2012
West Vencedor	Chevron	Angola	Mar 2010	Mar 2015

*	Newbuilding under construction or on contract / in mobilization to its first drilling assignment.
**	Owned by our subsidiary NADL in which we own 75 percent of the outstanding shares.
***	Seadrill has entered into an agreement to sell the unit, a transaction, which is expected to be completed in December 2011.

Next quarter operational events
Our fourth quarter earnings is expected to be favorably impacted by a full quarter in operations for the new ultra-deepwater semi-submersible rig West Pegasus, the new semi-tender West Jaya commencing operations for BP in late November and the harsh environment jack-up rig West Elara commencing operations in Norway during December, subject to weather conditions. However, the quarter will be adversely affected by an aggregated 60 days of off hire for our ultra-deepwater units due to repair and maintenance of the BOP equipment. In addition, we will have a further 30 days at yard for the jack-up rig West Cressida to complete the repair work on one of its legs. Furthermore, the quarter is expected to include a US$47 million gain on sale on completion of the disposal of the jack-up-rig West Janus.

Newbuilding program
We currently have 14 units under construction following the completion of construction of the semi-tender West Jaya and the harsh environment jack-up rig West Elara in Singapore in the third quarter. The remaining newbuild program includes five ultra-deepwater units, one harsh environment jack-up rig, four premium benign environment jack-up rigs, three tender rigs and one semi-tender rig.

In late December this year, we are scheduled to take delivery of the ultra-deepwater semi-submersible rig West Capricorn. The delivery of the ultra-deepwater semi-submersible rig West Leo is slightly delayed and the unit is now expected to be completed in January 2012. Further 12 units are under construction and scheduled for delivery between the fourth quarter 2012, and third quarter 2013. The total remaining payable yard installments are approximately US$3.1 billion. For further information about the newbuilding program, see Note 6 to the financial accounts.

Operations in associated companies
Archer Limited ("Archer")
Archer is an international oilfield service company listed on the Oslo Stock Exchange. We currently own 146,238,446 shares in Archer, which represents a gross value of US$452 million based on the closing share price of NOK18.13 on November 28, 2011. Archer contributed US$13 million to our third quarter net income compared to US$0 million in the second quarter. Contribution from Archer is reported under other financial items as part of investment in associated companies. For more information on Archer, see their separate quarterly report published on www.archerwell.com.

Asia Offshore Drilling Ltd ("AOD")
AOD is an offshore drilling company listed on Oslo Stock Exchange that has three MOD-V B-Class jack-up rigs under construction at Keppel FELS in Singapore. Seadrill has a 33.75 percent ownership stake in AOD, which represents a gross value of US$62 million based on the closing share price of NOK26.90 on November 28, 2011. Seadrill is responsible for the construction supervision, project management, as well as corporate and commercial management of the AOD rigs. For the third quarter, the impact of AOD excluding the management fees was minus US$1 million and reported under other financial items as part of investment in associated companies. For more information on AOD, see their separate quarterly report published on www.aodrilling.com.

Varia Perdana Bhd.
We have a 49 percent ownership interest in Varia Perdana Bhd, which owns and operates five self-erecting tender rigs. During the third quarter, the tender barge T3 worked for PTTEP in Thailand and T10 worked for Chevron in Thailand. The tender barge T6 worked for Carigali Hess in the Malaysia - Thailand Joint Development Area while the Teknik Berkat worked for Petronas Carigali and T9 worked for Exxon Mobil Exploration & Production Malaysia. Varia Perdana contributed US$8 million to our third quarter earnings compared to US$11 million in the second quarter. Contribution from Varia Perdana is reported as part of investment in associated companies under other financial items.

SapuraCrest Bhd.
We have an ownership interest of 23.6 percent or 301,132,020 shares in the Malaysian oil service provider SapuraCrest Bhd that is listed on the Malaysian Stock Exchange. SapuraCrest owns among other things 51 percent of Varia Perdana Bhd and has a strong foothold in the deepwater construction market in the Asia Pacific region. SapuraCrest is currently establishing a foothold in the Brazilian offshore construction market with assistance from Seadrill.

In July 2011, Integral Key Sdn Bhd ("IKSB") made an offer to acquire SapuraCrest Petroleum Bhd for a total consideration of RM5.87 billion, equivalent to RM4.60 per share. The acquisition consideration is to be satisfied by issuance of new shares in IKSB and a cash payment with split of 80 percent shares and 20 percent cash. The Board of SapuraCrest Petroleum Bhd has resolved to accept the offer from IKSB and the proposed merger, which is subject to a number of approvals, will be voted on in an Extraordinary General Meeting on November 30, 2011. Seadrill intends to vote in favor of the proposed merger. Based on the announced terms, Seadrill will own approximately 11.8 percent of IKSB and receive US$70 million in cash if the merger is approved and completed.

Based on the closing share price on November 28, 2011, our holding in SapuraCrest has a gross value of some US$392 million. The company contributed US$6 million to our performance in the third quarter in line with the second quarter. Contribution from SapuraCrest is reported as part of investment in associated companies under other financial items. For more information on SapuraCrest, see their separate quarterly report published on www. sapuracrest.com.

Other investments in offshore drilling companies
Ensco plc ("Ensco")
We directly and indirectly control 3.5 percent in the NYSE listed offshore drilling company Ensco through forward contracts for 7,788,139 shares and direct ownership of 95,560 shares. The current average strike price per share on the forward contracts is US$48.6. Based on the closing share price of US$49.1 on November 28, 2011, our exposure has a gross value of some US$387 million.

New contracts and contract extensions
Subsequent to the filing of our second quarter 2011 report, we have entered into the following new contracts and contract extensions:

Early September, we secured a four-year contract with Statoil for our ultra-deepwater semi-submersible rig West Hercules, for operations offshore Norway. The agreed daily rate, which is partly paid in Norwegian kroner, is US$500,000. Statoil has the right to extend the contract for an additional one-year period at the same terms and conditions.

North Atlantic Drilling Limited will manage and operate the rig under a management agreement with Seadrill.

In October, we agreed a five-year contract with a major oil company for the ultradeepwater semi-submersible rig West Capricorn for operations in North America. The agreed daily rate is US$487,500. The client has the right to extend the contract term for two additional one-year periods. We simultaneously secured a one-year contract for the ultra-deepwater semi-submersible rig West Leo with Tullow Oil for operations offshore Ghana. The agreed daily rate is US$510,000 plus a daily performance bonus of up to 10 percent.

In November, we secured three jack-up contracts in Southeast Asia. The jack-up rig West Callisto was awarded a five-month contract by Total at an agreed daily rate of US$135,000 and the jack-up rigs West Prospero and West Ariel were each awarded a one-year contract with VSP at a daily rate of US$129,000.

For more detailed information regarding daily rates and contract durations including escalation, currency adjustment or other minor changes to daily rates and duration profiles, see our fleet status report or news releases on the our web site www.seadrill.com.

Corporate strategy, dividend and outlook
Seadrill is one of the leading offshore drilling companies in the global oil and gas industry with presence in all the important offshore regions. We are the second largest owner and operator of ultra-deepwater units in the industry, the largest owner and operator of self-erecting tender rigs and the largest owner and operator of modern premium jack-up rigs. Seadrill also has the most modern drilling fleet among the major rig operators.

Growth and Investments
We have since our incorporation followed a strategy to develop a fleet of new premium offshore drilling units through newbuild orders and targeted acquisitions of modern assets. In line with this strategy, we have invested significantly in new rigs with enhanced technical capability over the last 12 months and added five ultra-deepwater units, six jack-up rigs, four tender rigs as well as a 33.75% shareholding in Asia Offshore Drilling to our fleet. These investments have been undertaken in line with our optimistic view on the outlook for our business and in particular development in demand for premium modern assets. We believe that the new units are quality rigs that will meet our customers' requirements and specifications. The market improvement that we have seen over the last few months confirms our customers' preference for modern equipment. Seadrill has since September entered into new contracts with revenue potential of US$2.5 bn increasing its revenue backlog to US$13.5 billion.

Market development
The market outlook for offshore drilling remains favorable as contracting activities increase in all market segments. This is driven by increases in spending on exploration and development activities by our customers as oil prices stay at high historical levels, energy demand remains strong and oil companies are successful in their exploration and appraisal activities in existing and new geographical areas. We continue to see strong demand for high specification units that offer superior technical capabilities, operational flexibility and reliability and are optimistic about the outlook and comparative advantage for drilling services contractors with a proven track record of operating high specification units.

Ultra-deepwater floaters (>7,500 ft water)
The market sentiment for ultra-deepwater units has improved significantly over the last months resulting in several new fixtures at increasing dayrates. This has provided Seadrill with the opportunity to secure employment for four ultra-deepwater units including the two newbuilds West Capricorn and West Leo. For our industry, the recent high contracting activity has more or less absorbed the available ultra-deepwater rig capacity in 2011 and the available 2012 capacity has increasingly been locked in as well. In response to this development, we expect to see continued high contracting activity for this market segment and further upward pressure on daily rates. The favorable market sentiment has resulted in further growth in the future supply of ultra-deepwater rigs as the number of newbuild orders has increased by five units to 42 units since late August this year. The increase in future supply is expected to be absorbed by the market with no material adverse effect on utilization rates or dayrate levels. The main drivers have been the recovery of demand in the US Gulf as well as a continued strong demand in Africa. The Brazilian offshore market continues to look promising, however slight delays in the employment of the drilling units reduces the impact on the already tight overall market. Further the Asia-Pacific is also experiencing an increase in deepwater and ultra-deepwater activities with expansion in Australia, Malaysia, Brunei and Indonesia. Simultaneously a smaller number of ultra-deepwater rigs with harsh environment capabilities are being relocated to harsh environment to operate in more conventional water depths due to their technical capabilities. At present, more than 85 percent of the ultra-deepwater fleet is employed in water depths of less than 7,500 feet. This clearly illustrates oil companies' preference for modern equipment also for non-ultra deepwater work. Safety, drilling efficiency, and deck load capacity are the main benefits of using ultra deepwater rig for more traditional drilling.

Premium jack-up rigs (>350 ft water)
The market for premium jack-up rigs remains sound with robust tendering activity and stable daily rates in most regions. The significant number of newbuilds that have been added to the world-wide premium jack-up fleet have come at the expense of the utilization and daily rates of the less capable units. There are currently several efforts ongoing in order to consolidate the low end of the jack-up market. Such consolidation could lead to accelerated scrapping of units and a better market balance for the jack-up market going forward. The continuous availability of stacked units and increase in newbuild supply have kept the daily rates on balance, whereas a more significant increase otherwise would have been experienced given the growth in demand. The market has experienced a significant improvement in utilization of older units over the last months. Furthermore, the number of active jack-up rigs is today higher than when the market peaked in 2008.

We are of the opinion that our customers have a preference for newer and higher specification jack-up rigs owned by drilling contractors who can offer competent crews and a demonstrated ability to provide safe and efficient operations. Demand for high specification jack-up rigs within the traditional Asia Pacific market, where the majority of our fleet also operates, remains strong and has even spurred relocation of high specification units from other geographic regions. Strong consumption of gas and high gas prices in Asia have also been important in order to create additional demand for drilling. There continues to be a growing demand and attractive opportunities for high specification jack-ups in the Arabian Gulf. The non-harsh environment market in the southern North Sea including the UK and Danish sectors are currently characterized by high utilization and a predicted undersupply through 2012. We expect that this tight supply-demand balance could present opportunities for our JU2000E jack-ups that are presently under construction.

Tender rigs
We continue to see keen interest from oil companies for the tender rig concept. As with the other rig classes, our tender rig customers remain focused on utilizing drilling contractors who can provide quality equipment along with a demonstrable operational and safety track-record. We expect that customers who are already utilizing this versatile and cost effective concept will maintain or expand their current fleets. We are confident that the ongoing deployment of this concept in new geographical markets will increase the awareness amongst oil companies of the benefits of the modern high specification tender rigs providing further expansion opportunities. The favorable market sentiment is expected to provide attractive contract opportunities for the two uncontracted newbuilds, tender barge T17 and semi-tender West Esperanza, which we ordered earlier this year on speculation.

Financial flexibility
We have actively used the bank market to finance our growth. The combination of new advanced units and a profitable contract backlog has provided our banks with sound collateral and earnings visibility. We recently entered into two new five-year senior secured credit facilities with our banks, a US$550 million and a US$400 million facility. The US$550 million facility will be secured by the ultra-deepwater newbuild West Capricorn, whereas the US$400 million facility will be secured by four benign environment jack-up rigs. Interest rate margin on the loans and the set of financial covenants are in line with previous credit facilities entered into by the Company. As such, we have secured all necessary financing for our rig deliveries in the short term. We have one credit facility for the majority of our tender rigs that matures in July next year. We have received several proposals for refinancing of this facility and are contemplating to accelerate the refinancing in the first half of 2012. The proposals indicate that the US$350 million loan amount presently available under this facility can be increased significantly.

Quarterly Cash Dividend
In the first quarter 2011 report, the Board increased the long-term quarterly dividend to US$0.70 based on improved market outlook and strong earnings visibility, as well as decided to pay out an additional US$0.20 per share during the next four quarters, payable by US$0.05 per quarter. The Board has in connection with the third quarter results re-evaluated the dividend strategy and decided to make the additional US$0.05 dividend part of the long term quarterly dividend. In addition, the Board has decided to increase the quarterly dividend further by US$0.01 to US$0.76. The increase in dividend reflects the improved market outlook, the increase in contract backlog, the reduced level of debt per unit and still a healthy financing market for quality names. The ex. dividend date has be set to December 8, 2011, record date is December 12, 2011 and payment date is on or about December 21, 2011.

Other Significant Investments
We continue to hold various ownership interests in other listed offshore drilling and oil service companies. The current portfolio includes among others a 39.9% holding in Archer Limited, a 33.75% holding in Asia Offshore Drilling Ltd, a 23.6% holding in SapuraCrest Bhd and a 3.5% holding in Ensco plc. In late August and early September, we participated in two private placements in Archer Limited in order for the company to complete the acquisition of Great White Energy Services. We see the growth of Archer as an opportunity to generate strategic value for our shareholders and believe Seadrill as a strong strategic shareholder in Archer can add further value in a period when the company is growing rapidly. The Board sees that there are challenges linked to the integration of two major acquisitions in Archer, but believes at the same time that there is significant upside potential if these challenges can be dealt with in an efficient and timely manner.

The Board evaluates the prospects of these investments on a continuous basis. At current market prices, potential disposal of these holdings could free up approximately US$1 billion in cash proceeds. We are of the opinion that these holdings add significant financial flexibility to our Company.

Near term prospects
Our ambition is to deliver the highest overall shareholder return in our industry through dedicated and targeted focus on operational management, financial management and active portfolio management.

We have in the quarter continued to deliver good operational predictability, cost performance, safety and environment (HSE) of our rig fleet. That said our ambition is to set standards in all our activities and we still see room for further improvement in our day-to-day operations. In October and November, we have in general had strong operational performance for our rigs in operations apart from the exceptions mentioned under the section next quarter events.

For the fourth quarter 2011, we expect our EBITDA to improve further as we increase the number of rigs in operation. Our ambition remains to grow our annual EBITDA to US$3 billion. Based on our newbuild orders and current underlying market fundamentals, the Board is of the opinion that this is a realistic target for the next two to three years.

We have seen a significant tightening supply demand balance for ultra-deepwater units over the last months. As a result, we have been able to secure attractive contracts for the two newbuilds as well as a couple of other near term available deepwater units. This puts the Company in a good position to deliver strong earnings and pay dividends to its shareholders going forward. In addition, the market for harsh environment rigs, both jack-ups and floaters, have also been strengthening creating more demand for advanced units. For our benign environment jack-up rigs and tender rigs, the prospects remain sound as we continue to add backlog for these units and keep them continuously employed.

The Board is encouraged by the positive feedback from our customers. All of Seadrill's operational units were evaluated by our customers in third quarter with an overall assessment of either good or excellent. With such feedback, Seadrill is well positioned for future contract awards. The average remaining contract period currently stands at 30 months for the floaters, 16 months for the jack-up rigs and 24 months for the tender rigs. The target is to increase this further.

The drilling industry is facing cost pressures as a direct result of the increased demand for resources, particularly experienced and skilled crews. Seadrill has a pro-active approach to manage this issue and to minimize the effects through educational programs and accelerated nationalization of crews. In addition to direct cost savings, this releases highly skilled expatriate resources for the future staffing of our newbuilds currently under construction. The Board is of the opinion that significant cost benefits can be achieved in the offshore industry by taking learnings from the more cost oriented shipping industry.

In response to the latest market development, the Board maintains its optimistic market view and expects that demand for advanced units to grow further. The tightening demand fits well with the five ultra-deepwater units the Company has available in the period October 2012 and October 2013.

The Board is presently evaluating several ways to expand the Company further including organic growth and M&A activities. The Company is continuously looking at ways to enhance shareholder value through corporate restructuring. In addition to the planned listing of North Atlantic Drilling,, Seadrill is evaluating the benefits of a separate listing of its activities in Brazil. Significant time has also been spent on the possibility of monetizing some of the Company's long-term contracts through a master limited partnership or a similar structure.

The Board anticipates that daily rates for ultra-deepwater units within the next six months will surpass US$550,000. The Company is very well positioned to continue to grow its earnings as well as increase the dividend distribution. The result for the fourth quarter is expected to confirm this trend.

Forward Looking Statements
This report contains forward-looking statements. These statements are based on various assumptions, many of which are based, in turn, upon further assumptions, including Seadrill management's examination of historical operating trends.

Including among others, factors that, in Seadrill's view, could cause actual results to differ materially from the forward looking statements contained in this report are the following: (i) the competitive nature of the offshore drilling industry; (ii) oil and gas prices; (iii) technological developments; (iv) government regulations; (v) changes in economical conditions or political events; (vi) inability of Seadrill to obtain financing for the newbuilds or existing assets on favorable terms or at all; (vii) changes of the spending plan of our customers; (viii) changes in Seadrill's operating expenses including crew wages; (ix) insurance; (x) dry-docking; (xi) repairs and maintenance; (xii) failure of shipyards to comply with delivery schedules on a timely basis; (xii) and other important factors mentioned from time to time in our reports filed with the United States Security Exchange Commission ("SEC") and the Oslo Stock Exchange.

November 30, 2011
The Board of Directors
Seadrill Limited
Hamilton, Bermuda

Questions should be directed to Seadrill Management AS represented by:

Alf C Thorkildsen:	Chief Executive Officer and President
Esa Ikäheimonen:	Chief Financial Officer and Senior Vice President
Jim Daatland:	Vice President Investor Relations

Seadrill Limited

INDEX TO UNAUDITED INTERIM FINANCIAL STATEMENTS

Unaudited Consolidated Statements of Operations for the three and nine months ended September 30, 2011 and 2010	Page 2

Unaudited Consolidated Statements of Comprehensive Income for the three and nine months ended September 30, 2011 and 2010	Page 3

Unaudited Consolidated Balance Sheets as of September 30, 2011 and December 31, 2010	Page 4

Unaudited Consolidated Statements of Cash Flows for the nine months ended September 30, 2011 and 2010	Page 5

Unaudited Consolidated Statements of Changes in Shareholders' Equity for the nine months ended September 30, 2011	Page 7

Notes to Unaudited Interim Financial Statements	Page 8

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three and nine month periods ended September 30, 2011 and 2010

(In millions of US$)

	Three month period ended Sep 30,		Nine month period ended Sept 30,
	2011	2010	2011	2010

Operating revenues
Contract revenues	1,007	1,011	3,055	2,707
Reimbursables	24	60	74	132
Other revenues	(2)	4	4	22
Total operating revenues	1,029	1,075	3,133	2,861

Gain on sale of assets	23	0	23	0

Operating expenses
Vessel and rig operating expenses	367	415	1,178	1,129
Reimbursable expenses	22	56	69	125
Depreciation and amortization	132	129	423	341
General and administrative expenses	51	44	146	120
Total operating expenses	572	643	1,816	1,714

Net operating income	480	431	1,340	1,146

Financial items
Interest income	5	9	17	37
Interest expenses	(64)	(97)	(221)	(203)
Share in results from associated companies	26	15	62	38
Gain/ (loss) on derivative financial instruments	(330)	76	(379)	(169)
Foreign exchange (loss)	(4)	(33)	(32)	(33)
Gain on remeasurement of previously held equity interest	0	(0)	0	111
Gain on bargain purchase	0	0	0	56
Gain on loss of control in subsidiary	0	0	540	0
Gain on realization of marketable securities	0	0	416	0
Other financial items	(6)	(2)	(6)	45
Total financial items	(372)	(33)	397	(119)

Income before income taxes	108	399	1,737	1,028

Income taxes	(50)	(41)	(148)	(124)
Net income	58	357	1,589	903

Net income attributable to the parent	35	351	1,529	863
Net income attributable to the non-controlling interest	23	6	60	40

Basic earnings per share (US$)	0.07	0.85	3.36	2.12
Diluted earnings per share (US$)	0.07	0.79	3.21	1.98
Declared regular dividend per share (US$)	0.76	0.65	2.26	1.86

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine month periods ended September 30, 2011 and 2010

(In millions of US$)

	Three month period ended September 30,		Nine month period ended September 30,
	2011	2010	2011	2010

Net income	58	357	1,589	903

Other comprehensive income/ (loss), net of tax:
Change in unrealized gain/ (loss) on marketable securities	(1)	116	(292)	(100)
Change in unrealized foreign exchange differences	5	41	33	26
Change in unrealized gain/ (loss) on interest rate swaps in subsidiaries	0	0	1	(2)
Deconsolidation of subsidiaries	0	0	(63)	0
Change in unrealized gain/ (loss) on interest rate swaps in VIEs	5	(5)	13	(22)
Other comprehensive income/ (loss):	9	152	(308)	(98)

Total comprehensive income for the period	67	509	1,281	805

Comprehensive income attributable to the parent	39	497	1,198	780
Comprehensive income attributable to the non-controlling interest	28	12	83	25

Accumulated other comprehensive income as per September 30, 2011 and December 31, 2010:

	September 30,	December 31,
	2011	2010
The total balance of accumulated other comprehensive income is made up as follows:
Unrealized gain on marketable securities	0	292
Unrealized gain on foreign exchange	49	96
Actuarial gain relating to pension	(8)	(15)
Unrealized gain/ (loss) on interest rate swaps in subsidiaries	0	(1)
Unrealized gain/ (loss) on interest rate swaps in VIEs	(49)	(49)
Accumulated other comprehensive income	(8)	323

Note: All items of other comprehensive income/ (loss) are stated net of tax.

The applicable amount of income taxes associated with each component of other comprehensive income is $0 due to the fact that the items relate to companies domiciled in non-taxable jurisdictions. However for actuarial loss related to pension, the applicable amount of income taxes is US$2.2 million as this item is related to companies domiciled in Norway where the tax rate is 28%.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In millions of US$)

ASSETS	September 30, 2011	December 31, 2010
Current assets
Cash and cash equivalents	464	755
Restricted cash	241	155
Marketable securities	32	598
Accounts receivables, net	692	828
Amount due from related party	176	140
Other current assets	278	407
Total current assets	1,883	2,883
Non-current assets
Investment in associated companies	1,156	205
Newbuildings	2,315	1,247
Drilling units	11,112	10,795
Goodwill	1,320	1,676
Other intangible assets	0	57
Restricted cash	276	305
Deferred tax assets	8	30
Equipment	18	158
Other non-current assets	233	141
Total non-current assets	16,438	14,614
Total assets	18,321	17,497

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	1,047	981
Trade accounts payable	42	95
Other current liabilities	1,370	1,439
Total current liabilities	2,459	2,514
Non-current liabilities
Long-term interest bearing debt	8,378	8,176
Long-term debt to related party	435	435
Deferred taxes	80	181
Other non-current liabilities	197	255
Total non-current liabilities	9,090	9,046

Commitments and contingencies	-	-
Equity
Common shares of par value US$2.00 per share:
800,000,000 shares authorized
467,099,774 outstanding at Sept 30, 2011
(December, 31 2010: 443,125,691 )	934	886
Additional paid in capital	2,087	1,217
Contributed surplus	1,956	1,956
Accumulated other comprehensive income	(8)	323
Accumulated earnings	1,474	1,016
Non-controlling interest	329	539
Total equity	6,772	5,937
Total liabilities and equity	18,321	17,497

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
for the nine month periods ended September 30, 2011 and 2010

(In millions of US$)

	Nine month period ended September 30,
Cash Flows from Operating Activities	2011	2010
Net income/ (loss)	1,589	903
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	423	341
Amortization of deferred loan charges	25	22
Amortization of unfavorable contracts	(21)	(30)
Amortization of favorable contracts	18	8
Amortization of mobilization revenue	(68)	(65)
Share of results from associated companies	(62)	(38)
Share-based compensation expense	8	9
Unrealized (gain)/ loss related to derivative financial instruments	310	85
Dividend received from associated company	38	28
Deferred income tax expense	55	64
Unrealized foreign exchange loss (gain) on long term interest bearing debt	2	(4)
Non cash gain recognized related to acquisition of subsidiary	0	(167)
Gain on disposal of fixed-assets	(23)	0
Non cash gain recognized related to realization of marketable securities	(416)	(43)
Non cash gain recognized related to loss of control	(540)	0
Changes in operating assets and liabilities, net of effect of acquisitions
Unrecognized mobilization fees received from customers	37	101
Trade accounts receivable	(16)	(58)
Trade accounts payable	(39)	(9)
Prepaid expenses/accrued revenue	104	(136)
Other, net	(35)	(84)
Net cash provided by operating activities	1,389	927

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
for the nine month periods ended September 30, 2011 and 2010

(In millions of US$)

	2011	2010

Cash Flows from Investing Activities
Additions to newbuildings	(1,843)	(1,427)
Additions to rigs and equipment	(133)	(145)
Sale of rigs and equipment	245	0
Change in margin calls and other restricted cash	(68)	11
Purchase of marketable securities	0	(29)
Investment in subsidiaries, net of cash acquired	(26)	13
Cash deconsolidated upon loss of control in subsidiary	(127)	0
Investment in associated companies	(221)	8
Short term loan granted to related parties	0	(160)
Proceed from repayment of short term loan to related parties	0	90
Proceeds from realization of marketable securities	141	162
Net cash used in investing activities	(2,032)	(1,493)

Cash Flows from Financing Activities
Proceeds from debt	4,946	2,030
Repayments of debt	(3,716)	(837)
Debt fees paid	(34)	(21)
Change in current liability related to share forward contracts	0	(93)
Contribution (to) / from non-controlling interests	(71)	1
Contribution from non-controlling interests related to private placement	418	0
Proceeds from issuance of equity	0	318
Purchase of treasury shares	(130)	(42)
Proceeds from sale of treasury shares	12	18
Dividends paid	(1,080)	(720)
Net cash provided by financing activities	345	654

Effect of exchange rate changes on cash and cash equivalents	7	(1)

Net increase / (decrease) in cash and cash equivalents	(291)	87
Cash and cash equivalents at beginning of the year	755	460
Cash and cash equivalents at the end of period	464	547

Supplementary disclosure of cash flow information
Interest paid	(202)	(192)
Taxes paid	(97)	(57)

See accompanying notes that are an integral part of these Consolidated Financial Statements.

.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the nine months ended September 30, 2011

(In millions of US$)

	Share Capital	Additional paid-in capital	Contributed surplus	Accumulated OCI	Retained earnings	NCI	Total equity
Balance at December 31, 2010	886	1,217	1,956	323	1,016	539	5,937
Sale of treasury shares	1	11					12
Purchase of treasury shares	(6)	(119)				(5)	(130)
Employee stock options issued		8					8
Private placement in subsidiary		307				118	425
Costs related to capital increase in subsidiary		(7)					(7)
(Un)realized gain/(loss) on marketable securities				(292)			(292)
Foreign exchange differences				23		10	33
Change in unrealized (loss) on interest rate swaps in VIEs						13	13
Change in unrealized (loss) on interest rate swaps in subsidiaries				1			1
Dividend payment					(1,071)	(9)	(1,080)
Dividend paid to Non-controlling interests in VIE						(23)	(23)
Shares purchased from non controlling interests		(4)				(44)	(48)
Deconsolidation of subsidiaries				(63)		(330)	(393)
Induced conversion of convertible bonds	53	674					727
Net income					1,529	60	1,589
Balance at September 30, 2011	934	2,087	1,956	(8)	1,474	329	6,772

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Unaudited notes to the consolidated financial statements

Note 1- General information

Seadrill Limited ("we", "the Company", or "our") is a publicly listed company on the New York Stock Exchange and the Oslo Stock Exchange. We were incorporated in Bermuda in May 2005. Assisted by the acquisition of other companies and investment in newbuildings, we have developed into an international offshore drilling contractor providing services within drilling and well services, and as of September 30, 2011 we owned and operated 39 offshore drilling units, and have additionally 16 units under construction. Our versatile fleet consists of drillships, jack-up rigs, semi-submersible rigs and tender rigs for operations in shallow and deepwater areas, as well as benign and harsh environments.

In addition to owning and operating offshore mobile drilling units and tender rigs, we provide platform drilling, well intervention and engineering services through the separately Oslo Stock Exchange listed company Seawell Limited, now renamed Archer Ltd ("Archer"), a Bermuda company in which we own 39.9% at the end of September 2011. Effective from February 2011, Archer is no longer fully consolidated into our financial statements, but classified as an investment in an associated company.

As used herein, and unless otherwise required by the context, the term "Seadrill" refers to Seadrill Limited and the terms "Company", "we", "Group", "our" and words of similar import refer to Seadrill and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The unaudited interim consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States of America (US GAAP) for interim financial information. The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with our financial statements as at December 31, 2010. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair statement have been included.

In first quarter of 2011 the Company reported a gain on loss of control in subsidiary of US$477 million before taxes. During the third quarter of 2011, the Company has corrected that amount and has increased the gain by US$63 million to US$540 million before taxes. There is no impact of this adjustment on the previously reported taxes. This is related to other comprehensive income items of the deconsolidated subsidiaries now recycled into our profit and loss statement, mainly related to currency translation adjustments. The effect on total equity is 0, and the correction is already included in the 2011 year to date nine month figures hereby presented without any effect on the third quarter numbers.

Unaudited notes to the consolidated financial statements

Summarized effect on previously reported numbers:

	Three months ended March 31, 2011		Six months ended June 30, 2011
(In millions of US$)	As reported	As corrected	As reported	As corrected

Statement of operations
Gain on loss of control in subsidiary	477	540	477	540
Total financial items	441	504	706	769
Income before income taxes	871	934	1,566	1,629
Net income	823	886	1,468	1,531
Net income attributable to parent	816	879	1,431	1,494
Basic EPS	1.84	1.98	3.18	3.32
Diluted EPS	1.70	1.83	2.99	3.12
Statement of Comprehensive Income
Deconsolidation of subsidiaries	0	(63)	0	(63)
Other comprehensive income/ (loss):	195	132	(254)	(317)
Balance Sheet
Accumulated other comprehensive income	501	438	51	(12)
Accumulated earnings	1,447	1,510	1,718	1,781

Significant accounting policies

Since the second quarter 2011, we have been reporting unbilled revenue under the Accounts Receivable line in the Balance Sheet, instead of having it as part of the Other Current Assets line. We have adjusted December 2010 figures for comparison.

Other than that, the accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual consolidated financial statements and accompanying notes for the year ended December 31, 2010.

Unaudited notes to the consolidated financial statements

Note 2– Segment information

Operating segments

We provide offshore drilling services to the oil and gas industry. Our business has been organized into segments based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure.

We have in 2010 and 2011 significantly expanded our fleet of drilling rigs through acquisitions of new rigs and newbuilding orders. In response to this development and the deconsolidation of Archer, management has reviewed our internal reporting structure including the operating and reporting business segments. This review has resulted in a change in our reporting segments reflecting how the Board and our directors assess performance and allocates resources. This change had effect from January 1, 2011, but the segments have also been retrospectively recasted for comparison sake.

We currently operate in the following three segments:

Floaters: We offer services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts relate to semi-submersible rigs and drillships for harsh and benign environments in mid-, deep- and ultra-deep waters.

Jack-up rigs: We offer services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts relate to jack-up rigs for operations in harsh and benign environment.

Tender rigs: We offer services encompassing drilling, completion and maintenance of offshore production wells in Southeast Asia, West Africa and the Americas. The drilling contracts relate to self-erecting tender rigs and semi-submersible tender rigs.

Segment results are evaluated on the basis of operating profit, and the information given below is based on information used for internal reporting. The accounting principles for the segments are the same as for our consolidated financial statements.

Contract revenues
(In millions of US$ )	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Floaters	673	551	1,937	1,545
Jack-up rigs	188	192	582	399
Tender rigs	146	114	409	326
Well Services*	0	154	127	437
Total	1,007	1,011	3,055	2,707

* Represents the activity up to the time of deconsolidation in February 2011.

Unaudited notes to the consolidated financial statements

Depreciation and amortization

(In millions of US$ )	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Floaters	89	79	263	217
Jack-up rigs	31	30	102	66
Tender rigs	12	15	51	42
Well Services*	0	5	7	16
Total	132	129	423	341

* Represents the activity up to the time of deconsolidation in February 2011.

Operating income - net income

(In millions of US$ )	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Floaters	349	296	1,002	819
Jack-up rigs	71	62	184	134
Tender rigs	60	58	149	147
Well Services*	0	15	5	46
Operating income	480	431	1,340	1,146
Unallocated items:
Total financial items	(372)	(33)	397	(119)
Income taxes	(50)	(41)	(148)	(124)
Net income	58	357	1,589	903

* Represents the activity up to the time of deconsolidation in February 2011.

Total Assets

(In millions of US$ )	September 30,	December 31,
	2011	2010
Floaters	12,832	11,831
Jack-up rigs	4,260	3,531
Tender rigs	1,229	1,148
Well Services*	0	987
Total	18,321	17,497

* Deconsolidated in February 2011.

Unaudited notes to the consolidated financial statements

Note 3 – Earnings per share

The computation of basic earnings per share ("EPS") is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In millions of US$)	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Net income available to stockholders	35	351	1,529	863
Effect of dilution	9	20	40	59
Diluted net income available to stockholders	44	371	1,569	972

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(Numbers in million)	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010

Basic earnings per share:
Weighted average number of common shares outstanding	467	412	455	407
Diluted earnings per share:
Weighted average number of common shares outstanding	467	412	455	407
Effect of dilutive share options	2	2	2	2
Effect of dilutive convertible bonds	18	56	32	56
	487	470	489	465

The interest expenses related to the convertible bonds have been added back to net income. The effect for this quarter is anti-dilutive, and exceed the effect of increased denominator when calculating the diluted earnings per share for this quarter. As a consequence of this, the diluted earnings per share for this quarter equal the basic earning per share.

Note 4 – Marketable securities

The historic cost of marketable securities is marked to market, with changes in fair value recognized as "Other comprehensive income".

Marketable securities held by us include approximately 3.5% of the issued shares of Ensco plc. ("Ensco"), 9.2% of the issued shares of Seahawk Drilling Inc. ("Seahawk"), 81.1% of the partially redeemed Petromena NOK2,000 million bond ("Petromena") and 3.3% of Golden Close Maritime bond ("Golden Close"). Marketable securities and changes in their carrying value are as follows:

Unaudited notes to the consolidated financial statements

(In millions of US$)	Pride	Ensco	Seahawk	Petromena	Golden Close	Total

Historic cost at December 31, 2010	268	-	10	13	15	306
Fair Market value adjustments recognized via OCI as of December 31, 2010	276	-	-	16	-	292
Net book value at December 31, 2010	544	-	10	29	15	598
Additions	-	5	-	-	-	5
Fair market value adjustments recognized via OCI	140	-	-	(16)	-	124
Release of OCI into profit & loss	(416)	-	-	-	-	(416)
Realization of historic cost	(268)	-	-	-	-	(268)
Other than temporary impairments	-	-	(10)	-	-	(10)
Historic cost at September 30, 2011	-	5	-	13	15	33
Fair Market value adjustments recognized via OCI as of September 30, 2011	-	-	-	-	-	-
Fair market value adjustments recognized via P&L		(1)				(1)
Net book value at September 30, 2011	-	4	-	13	15	32

As of September 30, 2011, we determined that the decline in fair value of the Seahawk investment was other than temporary based preliminary upon evaluation of the severity of the excess of its cost basis over the market price of the security and prospects for recovery within 2011. As a result of this evaluation we recognized an impairment charge so that its adjusted cost basis as of September 30, 2011 was 0. A loss of US$10 million has been classified as other financial items during the first nine months of 2011.

On February 7, 2011, Ensco plc ("Ensco") (NYSE: ESV) and Pride (NYSE: PDE) jointly announced that they have entered into a definitive merger agreement under which Ensco will combine with Pride in a cash and stock transaction. The definitive merger agreement has been unanimously approved by each company's board of directors and the completion of the acquisition was announced on May 31, 2011. Under the terms of the merger agreement, Pride stockholders received 0.4778 newly-issued shares of Ensco plus $15.60 in cash for each share of Pride common stock.

The Ensco transaction represented a realization of the former Pride positions and the accumulated OCI effect of $416 million has been released into the profit and loss statement.

Note 5 – Gain/ (loss) on derivative financial instruments

The year to date loss of US$379 million in our Statement of Operations consists of the following:

Total Return Swaps (TRS):
We have a TRS agreement with 2,000,000 Seadrill Limited shares as underlying security, with a reference price of NOK 177.21 and expiry on March 7, 2012. The total realized and unrealized loss related to the TRS agreements amounted to US$8 million for the nine months ended September 30, 2011 and is recognized in the statement of operations as gain/(loss) on derivative financial instruments.

Interest-rate swap agreements and forward exchange contracts:
Total realized and unrealized loss on interest-rate swap agreements, not qualified for hedge accounting, and forward exchange contracts amounted to US$279 million for the nine months ended September 30, 2011. The loss is recognized in the statement of operations as gain/ (loss) on derivative financial instruments.

Unaudited notes to the consolidated financial statements

Other derivative instruments:
Total realized and unrealized loss on other derivative instruments amounted to US$92 million for the nine months ended September 30, 2011, mainly due to unrealized losses in our Ensco forwards contracts.

Note 6 – Newbuildings

(In millions of US$ )
Opening balance at December 31, 2010	1,247
Additions	1,866
Re-classified as drilling units	(798)
Closing balance at September 30, 2011	2,315

In 2011, additions to newbuildings are principally related to acquisition of rigs and yard installments, but also include capitalized interest expenses and loan-related costs amounting to US$58 million.

Newbuildings as at September 30, 2011, are as follows:

Drilling unit	Yard	Delivery date		Estimated total project price US$millions	Book Value as of September 30, 2011 US$millions

Jack-up rigs
West Elara	Jurong	3Q 2011	(*)	415	411
West Telesto	Dalian	4Q 2012		190	19
West Tucana	Jurong	4Q 2012		200	37
West Castor	Jurong	1Q2013		200	37
West Oberon	Dalian	1Q 2013		190	19
West Linus	Jurong	3Q 2013		530	93

Tender rigs
West Jaya	Keppel	1Q 2011	(*)	210	248	(**)
T-15	Nantong	4Q 2012		113	15
T-16	Nantong	1Q 2013		113	15
T-17	Nantong	1Q 2013		115	15
West Esperanza	Keppel	2Q 2013		200	29

Semi-submersible rigs
West Capricorn	Jurong	4Q 2011		640	478
West Leo	Jurong	1Q 2012		650	496

Drillships
West Auriga	Samsung	1Q 2013		600	136
West Vela	Samsung	2Q 2013		600	135
West Tellus	Samsung	2Q 2013		600	134
				5,566	2,315

(*) Not commenced operations

(**) Due certain equipment upgrades, we will be compensated by increasing dayrate taken to income over the contract period.

Refer also note 14 (commitments and contingencies) for an overview of the maturity schedule for remaining yard installments.

Unaudited notes to the consolidated financial statements

Note 7 – Drilling units

	September 30,	December 31,
(In millions of US$)	2011	2010
Cost	12,649	11,927
Accumulated depreciation	(1,537)	(1,132)
Net book value	11,112	10,795

Depreciation expense was US$409 million and US$318 million for the nine months ended September 30, 2011 and 2010, respectively.

During the third quarter, we have sold West Juno for the amount of US$245 million, net of commission paid. We have recognized a gain of US$23 million in our accounts.

Note 8 – Equipment

Equipment consists of office equipment, furniture and fittings.

	September 30,	December 31,
(In millions of US $)	2011	2010
Cost	33	279
Accumulated depreciation	(15)	(121)
Net book value	18	158

Depreciation expense was US$14 million and US$23 million for the nine months ended September 30, 2011 and 2010, respectively.

Note 9 – Goodwill

In the nine months period ended September 30, 2011 there was no impairment losses. Goodwill balance and changes in the carrying amount of goodwill are as follows:
(In millions of US$)	Period ended September 30, 2011	Year ended December 31, 2010
Net book balance at beginning of period	1,676	1,596
Goodwill acquired during the period	-	85
Goodwill derecognized related to loss of control in subsidiary	(356)	-
Impairment losses	-	-
Currency adjustments	-	(5)
Net book balance at end of period	1,320	1,676

Unaudited notes to the consolidated financial statements

Note 10 – Long-term interest bearing debt and interest expenses

	September	December
(In millions of US$)	30, 2011	31, 2010

Credit facilities:
US$1,500 facility	-	1,060
US$800 facility	283	636
US$585 facility	350	387
US$100 facility	76	80
US$1,500 facility	1,103	1,027
US$1,200 facility	1,033	1,133
US$700 facility	648	700
$550 million secured multi currency credit facility (Archer)	-	189
NOK other loans and leasings (Seawell)	-	5
US$1,121 facility	1,095	0
US$2,000 facility (North Atlantic Drilling)	1,858	0
US$170 facility	94	101
Total Bank Loans + other	6,540	5,318

Debt recorded in consolidated VIE's:

US$700 facility	489	546
US$1,400 facility	976	1,099
Total Ship Finance Facilities	1,465	1,645

Bonds and convertible bonds:
Bonds	552	552
Convertible bonds	542	1,287
Total bonds	1,094	1,839

Other credit facilities with corresponding restricted cash deposits:	326	355

Total interest bearing debt	9,425	9,157
Less: current portion	(1,047)	(981)
Long-term portion of interest bearing debt	8,378	8,176

The outstanding debt as of September 30, 2011 is repayable as follows:
(In millions of US$)
Year ending December 31
2011	394
2012	1,306
2013	2,224
2014	1,287
2015 and thereafter	4,322
Effect of amortization of convertible bond	(108)
Total debt	9,425

Unaudited notes to the consolidated financial statements

In January 2011 a US$1.1 billion secured credit facility was entered into to fund the acquisition of the two ultra-deepwater semi-submersible drilling rigs West Pegasus and West Leo. These two units were pledged as security for the facility which bears interest at LIBOR plus a margin and is repayable over a term of seven years. At maturity a balloon payment of $498 million is due.

In April 2011, our subsidiary North Atlantic Drilling announced that it signed a US$2.0 billion loan facility. The facility has a six-year tenor, has interest rate of Libor plus margin and has a balloon installment of US$1.0 billion at maturity.

Convertible bonds:

In October 2010 we issued at par US$650 million of senior unsecured convertible bonds. Interest on the bonds is fixed at 3.375%, payable semi-annually in arrears. The bonds are convertible into Seadrill Limited common shares at any time up to ten banking days prior to October 27, 2017. The conversion price at the time of issuance was US$38.9172 per share, representing a 30% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to US$35.65. The conversion price does not reflect the resolved dividend announced in connection with this quarterly report. For accounting purposes US$121 million was allocated to the bond equity component and US$529 million to the bond liability component at the time of issuance. This is due to the cash settlement option stipulated in the bond agreement. Unless previously redeemed, converted or purchased and cancelled, the bonds mature in October 2017.

On December 16th 2010, we announced a conversion incentive period for holders of up to US$250 million of our US$1 billion principal amount convertible bond due 2012. We accepted for early conversion of US$250 million in principal amount (being the "maximum conversion amount"). In May 2011 we exercised the embedded call option and, as a consequence, the remaining convertible bonds outstanding were settled. Bondholders representing US$721.2 million had requested conversion within the conversion date stipulated in the loan agreement, while the other US$28.2 million were redeemed at par.

Covenants- Credit facilities:

We have various covenants relating to its credit facilities. These mainly consist of minimum liquidity requirements, interest coverage ratio, current ratio, equity ratio and leverage ratio - for more details see Annual Report 2010.

Note 11 – Share capital

All shares are common shares of US$2.00 par value each	September 30, 2011		December 31, 2010
	Shares	US$ millions	Shares	US$ millions

Authorized share capital	800,000,000	1,600	800,000,000	1,600

Issued and fully paid share capital	469,250,933	938	443,308,487	887
Treasury shares held by Company	(2,151,159)	(4)	(182,796)	(1)
Shares issued and outstanding	467,099,774	934	443,125,691	886

Unaudited notes to the consolidated financial statements

Note 12 – Related party transactions

We have entered into sale and leaseback contracts for several drilling units with Ship Finance International Limited ("Ship Finance"), a company in which our principal shareholders Hemen Holding Ltd and Farahead Investments Inc (hereafter jointly referred to as "Hemen") and companies associated with Hemen have a significant interest. Hemen is controlled by trusts established by the Company's President and Chairman Mr. John Fredriksen for the benefit of his immediate family. We have determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that we are the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in our consolidated accounts. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in our consolidated accounts.

In the nine month period ended September 30, 2011, we incurred the following lease costs on units leased back from Ship Finance subsidiaries:

Rig
West Prospero	7
West Polaris	94
West Hercules	96
West Taurus	84
Total	281

These lease costs are eliminated at consolidation.

On July 1, 2010, the VIE companies SFL Deepwater and SFL Polaris declared and paid a dividend of US$290 million and US$145 million respectively to Ship Finance International Limited (SFIL). SFIL simultaneously granted loans to SFL Deepwater and SFL Polaris of the same amounts with an interest rate of 4.5%. These loans are presented as long term debt to related parties in our balance sheet as of September 30, 2011.

On June 24, 2011, we entered into a share sale and purchase agreement with Ship Finance, where we acquired all the shares of Rig Finance II Limited, which was the owner of West Prospero. The acquisition price for the shares amounted to US$47 million. This transaction is accounted for as an equity transaction and no gain or loss is recognized.

Note 13 – Fair value of financial instruments

The fair values of our financial instruments are measured on a recurring basis. The fair values, their basis of measurement and the balance sheet carrying values at September 30, 2011, are as follows:

Unaudited notes to the consolidated financial statements

	Fair value	Fair value measurements at reporting date using			Carrying value
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In millions of US$)	September 30, 2011	(Level 1)	(Level 2)	(Level 3)	September 30, 2011

Assets:
Marketable securities	32	4		28	32
Total assets	32	4		28	32
Liabilities:
Currency forward contracts – short term payables	2		2		2
TRS equity swap contracts	2		2		2
Other derivative instruments- short term payable	99		99		99
Interest rate swap contracts – short term payables	345		345		345
Total liabilities	448		448		448

Roll forward of fair value measurements using unobservable inputs (Level 3):

(In millions of US$)

Beginning balance January 1, 2011	44
Changes in fair value of bonds	-16
Ending balance September 30, 2011	28

ASC Topic 820 Fair Value Measurement and Disclosures (formerly FAS 157) emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy). Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Unaudited notes to the consolidated financial statements

Quoted market prices are used to estimate the fair value of marketable securities, which are valued at fair value on a recurring basis.

The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

The fair values of interest rate swaps and forward exchange contracts are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR and NIBOR interest rates as at September 30, 2011.

The fair value of other derivative instruments is calculated using the closing prices of the underlying financial securities.

Note 14 – Commitments and contingencies

Purchase Commitments

At September 30, 2011, we had sixteen contractual commitments under newbuilding contracts. The contracts are for the construction of two semi-submersible rigs, three drillships, six jack-up rigs, three drillships and five tender rigs. The units are scheduled to be delivered in 2011, 2012 and 2013. As of September 30, we have paid US$2,315 million related to these rigs, including payments to the construction yards and other payments, and are committed to make further payments amounting to US$3,289 million. These amounts include contract variation orders, spares, accrued interest expenses, construction supervision, operation preparation and mobilization.

The maturity schedule for the remaining payments is as follows:
Maturity schedule for remaining newbuild payments as of September 30, 2011 (In millions of US$)
2011	320
2012	433
2013	2,536
Total	3,289

Legal Proceedings

We are a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of our drilling units, in the ordinary course of business or in connection with our acquisition activities. We believe that the resolution of such claims will not have a material adverse effect on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our financial statements as of September 30, 2011.

Note 15 – Gain on realization of marketable securities

On February 7, 2011, Ensco plc ("Ensco") (NYSE: ESV) and Pride International, Inc. ("Pride") (NYSE: PDE) jointly announced that they have entered into a definitive merger agreement under which Ensco will combine with Pride in a cash and stock transaction. On May 31, 2011, Ensco announced the completion of its acquisition of Pride International, after both companies received shareholder approvals. Under the terms of the merger agreement, Pride stockholders received 0.4778 newly-issued shares of Ensco plus US$15.60 in cash for each share of Pride common stock.

Unaudited notes to the consolidated financial statements

The merger represents a realization of our previously held Pride positions. The accumulated other-comprehensive income effect related to our holding in Pride amounted to US$416 million as of May 31, 2011. This amount has been released into the profit and loss statement upon our acceptance of the Ensco offer, and the gain is presented on a separate line item in our financial statements. The cash effect of this transaction was US$125 million received in second quarter of 2011, and US$16 million received in third quarter 2011.

Note 16 – Gain on loss of control in subsidiary

On August 13, 2010 our previously held subsidiary Archer announced that their Board of Directors had unanimously approved a definitive merger agreement providing for the acquisition of Allis-Chalmers by Seawell and that the name of the new company would be Archer.

On February 23, 2011, the stockholders in Allis-Chalmers also approved the merger agreement and a plan of merger, involving Allis-Chalmers, Seawell and Wellco Sub Company, pursuant to which Allis-Chalmers would become a subsidiary of Seawell.

As of February 23, 2011, we held 117,798,650 shares in Archer. Based on closing share price of NOK34.00 on February 23, 2011, this ownership had a gross value of some US$711 million. As a consequence of the merger, our ownership interest in Archer was reduced from 52.3 % to 36.5%, and as such, Archer was deconsolidated as of February 23, 2011.

A change in control is considered a remeasurement event; therefore, upon losing control of Archer, we have remeasured at fair value any retained equity interest in the former subsidiary.

The gain recognized on a separate line item in our consolidated financial statements as of September 30, 2011 has been calculated as follows:
(In millions of US$)

Fair value of the consideration received	0
Fair value of the retained non-controlling investment	711
The carrying amount of non-controlling interest in Archer	330
The carrying amount of Archers assets and liabilities	(564)
Accumulated translation adjustments recycled from other comprehensive income into profit & loss*	70
Accumulated actuarial gain/(loss) recycled from other comprehensive income into profit & loss*	(7)
Total gain	540
* Refer also basis of preparation with respect to correction of the gain reported in Q1 2011

During third quarter 2011 we have purchased shares in Archer for US$167 million, increasing our ownership to 39.9%.

Unaudited notes to the consolidated financial statements

Note 17 – Subsequent Events

Seadrill established an office in Svalbard in December 2007 and transferred at the same time the ownership of five rigs from mainland Norway to Svalbard. Such transfer was not subject to any capital gains taxation under prevailing tax law. Later, in December 2008, the Norwegian government introduced a new tax law with a capital gains tax burden on such transfer.

The situation was described in Seadrill's Form 20-F for 2010 at page F-22, where Seadrill has calculated the total exposure to maximum US$190 million.

In October 2011, our subsidiary North Atlantic Drilling Ltd received a revised notice from the Norwegian tax authorities related mainly to this issue. In the new letter the maximum exposure has increased by US$73 million to a net amount of some US$263 million.

The Company's position regarding this matter remains unchanged and the position of the tax authorities will be vigorously appealed against, particularly on the basis that a law cannot be given a retrospective effect under Norwegian constitution. As the Company believes it is more likely than not that our position will prevail in the court system, no provision has been made for the disputed tax claim in line with our earlier judgement.

In October 2011, we have successfully secured commitments from a group of commercial lending institutions and export credit agencies for a new US$550 million senior secured credit facility. The new facility has a tenor of five years and a 10 years amortization profile. Interest on the loan and the set of financial covenant is in line with recent credit facilities entered into by the Company. The ultra-deepwater semi-submersible rig West Capricorn, which recently secured a five-year contract with a major oil company, will be pledged as security.

In November 2011, we have successfully secured commitments from a group of commercial lending institutions for a new US$400 million senior secured credit facility. The new facility has a tenor of five years and a 10 years amortization profile. Interest on the loan and the set of financial covenant is in line with recent credit facilities entered into by the Company. The jack-up rigs West Cressida, West Callisto, West Leda and West Triton will be pledged as security.